APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

Motherboard, Inc.
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Expense	
Advertising and Promotion	770.96
Automobile Expense	5,971.44
Dues & Subscriptions	946.68
Entertainment	577.60
Equipment	
Computer Equipment	168.00
Office Equipment	794.92
Total Equipment	962.92
Insurance Expense	
Health Insurance	1,278.32
Insurance Expense - Other	297.29
Total Insurance Expense	1,575.61
Interest Expense	2,965.28
Leasehold Improvements	14,378.82
Legal and Professional Fees	
Accounting	575.00
Legal and Professional Fees - Other	20,930.00
Total Legal and Professional Fees	21,505.00
Loan Payment	8,655.68
Meals and Entertainment	10,980.62
Office Supplies	
Gifts	98.57
Office Supplies - Other	6,614.14
Total Office Supplies	6,712.71
Patents & Trademarks	678.00
Postage and Delivery	592.57
Product Development	900.00
Rent Expense	3,130.16
Research	9.00
Telephone Expense	5,617.76
Travel Expense	3,532.76
Utilities	623.78
Website Expenses	
Website Development	17,731.36
Website Hosting	158.16
Website Licensing	3,951.52
Total Website Expenses	21,841.04
Total Expense	112,928.39
Net Ordinary Income	-112,928.39
Net Income	**-112,928.39**

9:05 AM
04/21/19
Accrual Basis

Motherboard, Inc.
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Huntington Checking	13.72
Total Checking/Savings	13.72
Total Current Assets	13.72
Fixed Assets	
Furniture and Equipment	2,657.88
Total Fixed Assets	2,657.88
TOTAL ASSETS	**2,671.60**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Albert Harlow & Sons, Inc. Loan	-78.02
Clickit Connect Loan	115,241.03
Total Other Current Liabilities	115,163.01
Total Current Liabilities	115,163.01
Long Term Liabilities	
Shareholders Loans	3,500.00
Total Long Term Liabilities	3,500.00
Total Liabilities	118,663.01
Equity	
Capital Stock	500.00
Member Draws	-3,563.02
Net Income	-112,928.39
Total Equity	-115,991.41
TOTAL LIABILITIES & EQUITY	**2,671.60**

Motherboard, Inc.
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-112,928.39
Adjustments to reconcile Net Income to net cash provided by operations:	
Albert Harlow & Sons, Inc. Loan	-78.02
Clickit Connect Loan	115,241.03
Net cash provided by Operating Activities	2,234.62
INVESTING ACTIVITIES	
Furniture and Equipment	-2,657.88
Net cash provided by Investing Activities	-2,657.88
FINANCING ACTIVITIES	
Shareholders Loans	3,500.00
Capital Stock	500.00
Member Draws	-3,563.02
Net cash provided by Financing Activities	436.98
Net cash increase for period	13.72
Cash at end of period	**13.72**

I, ___Albert Harlow___, certify that:

(1) The financial statements of Motherboard, Inc. included in this Form are true and complete in all material respects; and

(2) The tax return information of Motherboard, Inc. included in this Form reflects accurately the information reported on the tax return for Motherboard, Inc.. for the fiscal years ended 2018 (most recently available as of the Date of this Form C).

Signature: ___DocuSigned by: *albert Harlow* C51F3BD0B956484...___

Name: ___Albert Harlow___

Title: ___President___